SEC File No. 82-34751

# Elementis plc

## Documents Furnished Under Cover of Letter Dated February 9, 2007

| Number | Document Description | Document Number | Date of Document |
|---|---|---|---|
| 1. | Regulatory News Service Notice | 9271Q | February 8, 2007 |

07021377

SUPPL

RECEIVED
2007 FEB 27 A 11:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
MAR 02 2007
THOMSON
FINANCIAL

SEC File No. 82-34751

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02/08/07 05:25 AM

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Subject News Alert: Elementis PLC - Holding(s) in Company

RECEIVED
2007 FEB 27 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This Email Alert service is brought to you by Elementis

RNS Number:9271Q
Elementis PLC
08 February 2007

Elementis PLC

8 February 2007

Elementis plc ("the Company")

The Company announces that it was notified on 7 February 2007 under Section 198 of the Companies Act 1985 that as at 5 February 2007 Schroder Investment Management Limited was interested in 43,384,689 Ordinary Shares of 5p each in the Company. These holdings represent 9.8% of the issued Ordinary Share capital of the Company as at 5 February 2007.

Kathryn Silverwood
Company Secretary
8 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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